Exhibit 99.3

BLUE COAT SYSTEMS, INC.

NOTICE OF RESTRICTED STOCK UNIT AWARD

In consideration for your services with Blue Coat Systems, Inc. (the “Company”), you have been granted restricted stock units (“RSUs”) on the following terms:

Name of Recipient:

Total Number RSUs:	[NUMBER] restricted stock units

Board Approval Date:	[DATE]

Award Date:	[DATE]

Annual Vesting Dates:	[DATE]

Final Vesting Date:	[DATE]

Vesting Schedule:	[NUMBER] RSUs will vest on [DATE] (the “Initial Vesting Date”), subject to your completion of continuous Service as an employee or consultant of the Company or a subsidiary of the Company (“Service”) from the Award Date through the Initial Vesting Date. Thereafter, an additional 25% of the RSUs will vest on each of the next two (2) Annual Vesting Dates, subject to your completion of continuous Service during the period between Annual Vesting Dates. [NUMBER] RSUs will vest on [DATE] (the “Final Vesting Date”), subject to your completion of continuous Service during the period between the last Annual Vesting Date and the Final Vesting Date.

Settlement:	The vested RSUs shall be settled in shares of common stock of the Company within a reasonable time following each of the Initial Vesting Date, Annual Vesting Dates and the Final Vesting Date.

You and the Company agree that these RSUs are awarded under and governed by the terms and conditions of the Restricted Stock Unit Agreement, which is attached to and made a part of this document.

You further agree that the Company may deliver by email all documents relating to the Agreement or this award (including, without limitation, prospectuses required by the Securities and Exchange Commission) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company. If the Company posts these documents on a web site, it will notify you by email. By your signature below, you agree to pay any withholding taxes due on vesting or settlement of the RSUs.

RECIPIENT:	BLUE COAT SYSTEMS, INC.

By:

Title:

BLUE COAT SYSTEMS, INC.

RESTRICTED STOCK UNIT AGREEMENT

This Restricted Stock Unit Agreement (“Agreement”) is made as of [DATE] by and between Blue Coat Systems, Inc., a Delaware corporation (the “Company”), and you, [NAME].

1.	Grant of RSUs. Subject to the terms and conditions hereof, the Company hereby grants to you the number of Restricted Stock Units (“RSUs”) set forth in the Notice of Restricted Stock Unit Award (the “Notice”). RSUs represent the contingent and unsecured right to receive, upon vesting, shares of common stock of the Company (“Shares”). Each RSU unit represents the right to receive one share of common stock.

2.	Payment for Shares. No payment is required for the RSUs that you are receiving, except for satisfying any withholding taxes that may be due as a result of the vesting or settlement of the RSUs or otherwise incurred in connection with the RSUs.

3.	Vesting. The RSUs will vest and become non-forfeitable in annual installments, as shown in the Notice. No RSUs vest after your service as a Non-Employee Member of the Board of Directors (“Board”) or an Employee or Consultant of the Company or a Parent, Subsidiary or Affiliate (“Service”) has terminated for any reason (other than for Involuntary Termination After a Change in Control, as described below). The RSUs are not subject to accelerated vesting in the event of your death, disability or retirement.

4.	Settlement. Vested RSUs shall be settled in Shares, which will be issued to you on each of the applicable vesting dates, as set forth in the Notice, or within a reasonable time after such dates. As a condition to such issuance, you shall have satisfied your tax withholding obligations as specified in this Agreement and shall have completed, signed and returned any documents and taken any additional action that the Company deems appropriate to enable it to accomplish the delivery of the Shares. In no event will the Company be obligated to issue a fraction of a Share. Notwithstanding the foregoing, (i) the Company shall not be obligated to deliver any Shares during any period when the Company determines that the settlement of RSUs or the issuance or delivery of Shares hereunder would violate any federal, state or other applicable laws and/or may issue shares subject to any restrictive legends that, as determined by the Company’s counsel, is necessary to comply with securities or other regulatory requirements, and (ii) the date on which RSUs are settled and Shares are issued may include a delay in order to provide the Company such time as it determines appropriate to address tax withholding and other administrative matters.

5.	Creditors’ Rights. As a holder of Restricted Stock Units, you will have no rights pursuant to this Agreement other than those of a general creditor of the Company. RSUs represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of this Agreement.

6.	Change in Control. In the event of a Change in Control, the vesting of the RSUs will automatically accelerate such that all RSUs become fully vested immediately prior to the effective date of the Change in Control. However, the vesting of the RSUs shall not so accelerate if and to the extent the RSUs are, in connection with the Change in Control, either to be continued by the Company or assumed or converted (as provided in Section 15(c) by the successor corporation (or its parent) or to be replaced with a comparable award for shares of the capital stock of the successor corporation (or its parent). The determination of award comparability will be made by the Compensation Committee of the Board (the “Committee”), and its determination will be final, binding and conclusive.

a.	Involuntary Termination After a Change in Control. If in connection with a Change in Control the RSUs are assumed by the successor corporation (or its parent) and you experience an Involuntary Termination within eighteen months following such Change in Control, the vesting of such RSUs will automatically accelerate so that the RSUs will, immediately before the effective date of the Involuntary Termination, become fully vested for all of the Common Shares at the time subject to such RSUs.

7.	Forfeiture. If your Service terminates for any reason other than for Change in Control as described above, including death, disability or retirement, then this award will automatically terminate and you forfeit any RSUs that (a) have not vested before your termination date and (b) do not vest as a result of the termination. You will receive no payment for any Shares that are forfeited under this Agreement. The Company determines when your Service terminates for this purpose.

8.	Leaves of Absence and Part-Time Work. For purposes of this award, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing and if continued crediting of Service is required by applicable law, the Company’s leave of absence policy or the terms of your leave. Your Service does terminate when the approved leave ends, unless you immediately return to active work. If you go on a leave of absence, then the vesting schedule specified in the Notice may be adjusted in accordance with the Company’s leave of absence policy or the terms of your leave.

9.

Stock Certificates. Certificates, transfer agent book entries or other evidence of ownership, as determined by the Company, issued in respect of the Shares shall, unless the Company otherwise determines, be registered in your name. The stock certificates, if any, shall carry such appropriate legends, and such written instructions shall be given to the Company transfer agent, as may be deemed necessary or advisable by counsel to the Company in order to comply with the requirements of the Securities Act of 1933, any state securities laws or any other applicable laws.

10.	Restrictions on Delivery. The Company reserves the right to restrict, in whole or in part, the delivery of Shares pursuant to your award prior to the satisfaction of all legal requirements relating to the settlement of the RSUs and issuance of such Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

11.	Stockholder Rights. You have no voting rights, no right to dividends or dividend equivalents and no other rights as a stockholder of the Company with respect to the RSUs and the Shares until settlement of the RSUs and issuance of the Shares.

12.	Withholding Taxes. No stock certificates will be released to you unless you have made arrangements, acceptable to the Company, to pay any and all withholding taxes that may be due as a result of the vesting or settlement of the RSUs or otherwise incurred in connection with the RSUs. With the Company’s consent, these arrangements may include (i) withholding Shares issued hereunder with a Fair Market Value equal to or less than the minimum amount of taxes the Company is required to withhold, (ii) surrendering Shares that you previously acquired or (iii) the payment of withholding taxes from the proceeds of the sale of Shares, which the Company determines is sufficient to generate an amount that meets the tax withholding obligations, through a Company-approved broker. The Fair Market Value of the Shares you surrender, determined as of the date taxes otherwise would have been withheld in cash, will be applied as a credit against the withholding taxes. The Company reserves the right to withhold Shares pursuant to clause (i) or to withhold from any other amounts due to you from the Company if you have not satisfied your tax withholding obligations. You hereby authorize the Company to withhold such tax withholding amount from any amounts owing to you to the Company and to take any action necessary in accordance with this paragraph.

Notwithstanding the foregoing, you acknowledge and agree that you are responsible for all taxes that arise in connection with the RSUs becoming vested and settled and Shares being issued and transferred or otherwise incurred with respect to the RSUs and Shares, regardless of any action the Company takes pursuant to this Section.

13.	Restrictions on Resale. You understand and agree that the RSUs may not be sold, given, transferred, assigned, pledged or otherwise hypothecated by you, and the Company may take such action as it deems appropriate to enforce the foregoing. You agree not to sell any Shares when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply during your Service and for such period of time after the termination of your Service as the Company may specify.

14.	No Retention Rights. None of the Notice, this Agreement or your award gives you the right to be retained by the Company or a Parent, Subsidiary or Affiliate in any capacity. The Company and any Parent, Subsidiary or Affiliate reserve the right to terminate your Service at any time, with or without cause.

15.	Protection Against Dilution.

a.	Adjustments. In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares or a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, corresponding adjustments shall automatically be made to the number of RSUs subject to this award that has not yet been settled. In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Committee shall make such adjustments as it, in its sole discretion, deems appropriate in one or more of the foregoing. Except as provided in this Section 15, you shall have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

b.	Dissolution or Liquidation. To the extent not previously exercised or settled, the RSUs shall terminate immediately prior to the dissolution or liquidation of the Company.

c.	Reorganizations. In the event that the Company is a party to a merger or consolidation, the RSUs shall be subject to the agreement of merger or consolidation. Such agreement shall provide for one or more of the following:

i.	The continuation of the RSUs by the Company (if the Company is the surviving corporation).

ii.	The assumption of the RSUs by the surviving corporation or its parent;

iii.	The substitution by the surviving corporation or its parent of a new award for the RSUs;

iv.	The cancellation of outstanding RSUs and a payment to you equal to the Fair Market Value of the Shares subject to such RSUs (whether or not the RSU is then vested) as of the closing date of such merger or consolidation. Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving corporation or its parent with a Fair Market Value equal to the required amount. Such payment may be made in installments and may be deferred until the date or dates when the RSUs would have vested. Such payment may be subject to vesting based on your continuing Service, provided that the vesting schedule shall not be less favorable to you than the schedule under which the RSU would have vested. For purposes of this Subsection iv., the Fair Market Value of the Shares shall be determined without regard to any vesting conditions that may apply.

16.	Limitation on Payments

a.	Scope of Limitation. This Section 16 shall apply to the RSUs only if the independent auditors selected for this purpose by the Committee (the “Auditors”) determine that the after-tax value of such RSUs to you, taking into account the effect of all federal, state and local income taxes, employment taxes and excise taxes applicable to you (including the excise tax under Section 4999 of the Code), will be greater after the application of this Section 16 than it was before the application of this Section 16. If this Section 16 applies to an Award, it shall supersede any contrary provision of this Agreement.

b.	Basic Rule. In the event that the Auditors determine that any payment or transfer by the Company pursuant to this Agreement for your benefit (a “Payment”) would be nondeductible by the Company for federal income tax purposes because of the provisions concerning “excess parachute payments” in section 280G of the Code, then the aggregate present value of all Payments shall be reduced (but not below zero) to the Reduced Amount. For purposes of this Section 16, the “Reduced Amount” shall be the amount, expressed as a present value, which maximizes the aggregate present value of the Payments without causing any Payment to be nondeductible by the Company because of section 280G of the Code.

c.

Reduction of Payments. If the Auditors determine that any Payment would be nondeductible by the Company because of section 280G of the Code, then the Company shall promptly give you notice to that effect and a copy of the detailed calculation thereof and of the Reduced Amount, and you may then elect, in your sole discretion, which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount), and you shall advise the Company in writing of your election within 10 days of receipt of notice. If no such election is made by you within such 10-day period, then the Company may elect which and how much of the Payments shall be eliminated or reduced (as long as after such election the aggregate present value of the Payments equals the Reduced Amount) and shall notify you promptly of such election. For purposes of this Section 16, present value shall be determined in accordance with section 280G(d)(4) of the Code. All determinations made by the Auditors under this Section 16 shall be binding upon the Company and you and shall be made within 60 days of the date a Payment becomes payable or transferable. As promptly as practicable following such determination and the elections hereunder, the Company shall pay or transfer to you or for your benefit such amounts as are then due you under this Agreement and shall promptly pay you or transfer to you or for your benefit in the future such amounts as become due to you under this Agreement.

d.	Overpayments and Underpayments. As a result of uncertainty in the application of section 280G of the Code at the time of an initial determination by the Auditors hereunder, it is possible that Payments will have been made by the Company which should not have been made (an “Overpayment”) or that additional Payments which will not have been made by the Company could have been made (an “Underpayment”), consistent in each case with the calculation of the Reduced Amount hereunder. In the event that the Auditors, based upon the assertion of a deficiency by the Internal Revenue Service against the Company or you that the Auditors believe has a high probability of success, determine that an Overpayment has been made, such Overpayment shall be treated for all purposes as a loan to you that you shall repay to the Company, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by you to the Company if and to the extent that such payment would not reduce the amount that is subject to taxation under section 4999 of the Code. In the event that the Auditors determine that an Underpayment has occurred, such Underpayment shall promptly be paid or transferred by the Company to you or for your benefit, together with interest at the applicable federal rate provided in section 7872(f)(2) of the Code.

e.	Related Corporations. For purposes of this Section 16, the term “Company” shall include affiliated corporations to the extent determined by the Auditors in accordance with section 280G(d)(5) of the Code.

17.	Applicable Law. This Agreement, all acts and transactions pursuant hereto, and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

18.

Effect of Agreement. This Agreement, together with the Notice, constitutes the entire understanding between you and the Company regarding this RSU award; provided, however, that the Change in Control Severance Agreement between you and the Company, dated                     , shall apply to unvested RSUs. Except with respect to that Change in Control Severance Agreement, any prior agreements, commitments, or negotiations concerning this award of RSUs are superseded. You hereby accept this award of RSUs and agree to be bound by its contractual terms as set forth herein. You hereby agree to accept as binding, conclusive and final all decisions and interpretations of the Committee regarding any questions relating to the RSU award. This Agreement may be amended only by another written agreement signed by both parties.

19.	Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the RSUs by electronic means. You hereby consent to receive such documents by electronic delivery. You further agree that the Company may deliver by email all documents relating to this award and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements). You also agree that the Company may deliver these documents by posting them on a web site maintained by the Company or by a third party under contract with the Company.

20.	Definitions.

a.	“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.

b.	“Cause” means:

i.	An unauthorized use or disclosure by you of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company;

ii.	A material breach by you of any agreement between you and the Company;

iii.	A material failure by you to comply with the Company’s written policies or rules;

iv.	Your conviction of, or plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State thereof;

v.	Your gross misconduct, including (without limitation) fraud, embezzlement or dishonesty;

vi.	A continuing failure by you to perform assigned duties after receiving written notification of such failure from the Board; or

vii.	A failure by you to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

c.	“Change in Control” means:

i.	The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not stockholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (i) the continuing or surviving entity and (ii) any direct or indirect parent corporation of such continuing or surviving entity;

ii.	The sale, transfer or other disposition of all or substantially all of the Company’s assets;

iii.	A change in the composition of the Board, as a result of which fewer than 50% of the incumbent directors are directors who either:

1.	Had been directors of the Company on the date 24 months prior to the date of such change in the composition of the Board (the “Original Directors”); or

2.	Were appointed to the Board, or nominated for election to the Board, with the affirmative votes of at least a majority of the aggregate of (A) the Original Directors who were in office at the time of their appointment or nomination and (B) the directors whose appointment or nomination was previously approved in a manner consistent with this Paragraph (ii); or

iv.	Any transaction as a result of which any person is the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing at least 50% of the total voting power represented by the Company’s then outstanding voting securities. For purposes of this Subsection (d), the term “person” shall have the same meaning as when used in sections 13(d) and 14(d) of the Exchange Act but shall exclude (i) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or of a Parent or Subsidiary and (ii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the common stock of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

d.	“Common Share” means one share of the common stock of the Company.

e.	“Consultant” means a consultant or adviser who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate as an independent contractor.

f.	“Employee” means a common-law employee of the Company, a Parent, a Subsidiary or an Affiliate who is newly hired as a employee by the Company, or who is rehired following a bona fide period of interruption of employment, including persons who become new employees of the Company, a Parent, a Subsidiary or an Affiliate in connection with a merger or acquisition.

g.	“Fair Market Value” means the closing price of the Common Shares as reported on NASDAQ or such other exchange on which the Common Shares are then traded on the applicable date or, if that date is not a trading day, the next trading day. If Common Shares are no longer traded on a public U.S. securities market, the Fair Market Value shall be determined by the Compensation Committee of the Board of Directors in good faith on such basis as it deems appropriate. The Committee’s determination shall be conclusive and binding on all persons.

h.	“Involuntary Termination” means the termination of your Service by reason of:

i.	your involuntary dismissal or discharge by the Company (or the Parent, Subsidiary or Affiliate employing you) for reasons other than Cause; or

ii.	your voluntary resignation following (1) a change in your position with the Company which materially reduces your level of responsibility, (2) a reduction in your level of base salary or (3) a relocation of your place of employment by more than fifty (50) miles, provided and only if such change, reduction or relocation is effected by the Company without your consent.

i.	“Non-Employee Member of the Board” means a member of the Board who is not an Employee.

j.	“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

k.	“Permanent Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than 12 months.

l.	“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

m.	“Restricted Stock Unit” means a bookkeeping entry representing the equivalent of one Common Share, as awarded under the Agreement.

The parties have executed this Restricted Stock Unit Agreement as of the date first set forth above.

COMPANY:
BLUE COAT SYSTEMS, INC.

By:
Name:
Title:

EMPLOYEE:

(Signature)

(Printed Name)

Address: